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                                                   |     OMB Approval        |
                                                   | OMB Number     3235-0058|
                                                   | Expires    June 30, 1991|
                                                   | Average estimated burden|
                                                   |hours per response ..2.50|
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                         UNITED STATES             |     SEC FILE NUMBER     |
              SECURITIES AND EXCHANGE COMMISSION   |         0-17048         |
                    Washington, D.C. 20549         ---------------------------
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                                                     |      CUSIP NUMBER   |
                                                     |       156422107     |
                         FORM 12b-25                 -----------------------
                  NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR


          For Period Ended:      September 30, 1995
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR

          For the Transition Period Ended:

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| Read Instruction (on back page) Before Preparing Form.  Please Print or    |
| Type. Nothing in this form shall be construed to imply that the Commission |
| has verified any information contained herein.                             |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Centurion Mines Corporation
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Full name of Registrant
N/A
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Former Name if Applicable
331 South Rio Grande Street, Suite #201
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Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84101
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [ ]   | (a)   The reasons described in reasonable detail in Part II of this
       |       form could not be eliminated without unreasonable effort or
       |       expense;
 [X]   | (b)   The subject annual report, semi-annual report, transition
       |       report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
       |       thereof, will be filed on or before the fifteenth calendar day
       |       following the prescribed due date; or the subject quarterly
       |       report of transition report on Form 10-Q, or portion thereof
       |       will be filed on or before the fifth calendar day following the
       |       prescribed due date; and
 [ ]   | (c)   The accountant's statement or other exhibit required by Rule
       |       12-b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


The subject report is Registrant's Form 10-K for the Fiscal Year ended September 30, 1995. Described below are Registrant's reasons for its inability to timely file that report:

Registrant experienced unexpected delays in coordinating the flow of information necessary to comprehensively prepare and correlate its Form 10-K disclosures with the pertinent working documents and other supporting material, and to review those disclosures for compliance with geologic, engineering, legal, accounting and other similar standards and regulatory requirements. In addition, Registrant's staff, after reasonable effort and expense, was unable to complete its final revisions to key portions of the required disclosures because of the time-consuming nature involved in communicating with field personnel and staff. Finally, this is Registrants's first electronically filed Form 10-K pursuant to EDGAR, which has further compounded the delay in filing because of the complications in preparing and formating the conversion to ASCII coding, in particular with respect to the numerous tables, footnotes, graphs, and similar portions of the report. For those reasons, Registrant believes it is in the best interests of its shareholders, prospective investors, the general public, and the Commission for Registrant to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, in accordance with the provisions of Rule 12b-25.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Carlos M. Chavez                                      801        534-1120
    (Name)                                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
                                                   [X] Yes  [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [ ] Yes  [X] No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                  CENTURION MINES CORPORATION
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      December 28, 1995            By  /s/ Randy W. Sutherland
                                       Randy W. Sutherland, Principal
                                       Financial and Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           ATTENTION
                     GENERAL INSTRUCTIONS
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 | Intentional misstatements or omission of fact constitute Federal Criminal|
 | Violations (See 18 U.S.C. 1001).                                         |
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1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
     Rules and Regulations under the Securities Exchange Act of 1932.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.12(c) of this chapter).